Exhibit 99.1

GasLog Ltd. Announces New Credit Facility

Hamilton, Bermuda, October 12, 2021 — GasLog Ltd. (“GasLog” or “Company”) today announced that it has entered into a Note Purchase Agreement with The Carlyle Group (“Carlyle”) and EIG for an amount of up to $325 million of 7.75% Notes due 2029 (the “Facility”). Carlyle’s Global Credit platform made the investment with capital primarily from its Infrastructure Credit Fund. EIG made the investment through Global Project Fund V and other funds and accounts in EIG’s direct lending platform.

The Company anticipates drawing down the Facility in March 2022. The proceeds of the Facility will be used to refinance the Company’s 8.875% Senior Notes due in March 2022. Any remaining proceeds may be used to pay transaction costs and expenses incurred in connection with the private placement and/or general corporate purposes.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 17 are owned by GasLog, three have been sold and leased back by GasLog under long-term bareboat charters and the remaining 15 LNG carriers are owned or chartered-in by the Company’s subsidiary, GasLog Partners LP.

About Carlyle

Carlyle (NASDAQ: CG) is a global investment firm with deep industry expertise that deploys private capital across three business segments: Global Private Equity, Global Credit and Investment Solutions. With $276 billion of assets under management as of June 30, 2021, Carlyle’s purpose is to invest wisely and create value on behalf of its investors, portfolio companies and the communities in which we live and invest. Carlyle employs nearly 1,800 people in 27 offices across five continents.

About EIG

EIG is a leading institutional investor to the global energy sector with $22.5 billion under management as of June 30, 2021. EIG specializes in private investments in energy and energy-related infrastructure on a global basis. During its 39-year history, EIG has committed over $38.0 billion to the energy sector through more than 373 projects or companies in 38 countries on six continents. EIG’s clients include many of the leading pension plans, insurance companies, endowments, foundations and sovereign wealth funds in the U.S., Asia and Europe. EIG is headquartered in Washington, D.C. with offices in Houston, London, Sydney, Rio de Janeiro, Hong Kong and Seoul. For additional information, please visit EIG’s website at www.eigpartners.com.